SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                          KLLM Transport Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    482498102
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                                 (CUSIP Number)


                                Richard D. Hoedl
                                 2740 N. Mayfair
                           Springfield, Missouri 65803
                            Telephone: (800) 848-4560
                            Facsimile: (417) 521-6864
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  April 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 482498102                    13D                     Page 2 of 6 Pages

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Robert E. Low

--------------------------------------------------------------------------------

2.       Check  the  Appropriate  Box  if a  Member  of a  Group

         (a)  |X|  (See Instructions)

         (b)  |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Beneficially
Owned by                539,600
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        539,600
               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         539,600
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         13.17%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D                     Page 3 of 6 Pages

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Richard D. Hoedl

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X| (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares
Beneficially            4,150
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        4,150

               -----------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,150
--------------------------------------------------------------------------------

12.      Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.10%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D                     Page 4 of 6 Pages

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         C. Stephan Wutke

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X|    (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Shares
Beneficially            1,000
Owned by
Each            ----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

                ----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        1,000
                ----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.02%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                          Schedule 13D- Amendment No. 5

         Robert E. Low has previously reported his acquisition of 539,600 shares of the common stock, $1.00 par value (the "KLLM Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Issuer"), 135 Riverview Drive, Richland, Mississippi 39218, in an initial Schedule 13D filing dated January 5, 2000 (the "Schedule 13D"), and amendments thereto dated February 1, 2000, February 10, 2000, March 16, 2000 and March 31, 2000. The third amendment to Mr. Low's Schedule 13D dated March 16, 2000, was filed for the limited purpose of confirming the creation of a group relating to the beneficial ownership of KLLM Common Stock, and to denote the membership of Mr. Low, Richard
D. Hoedl and C. Stephan Wutke in such group (Mr. Low, Mr. Hoedl and Mr. Wutke are sometimes referred to hereinafter as the "Reporting Persons"). The Reporting Persons are filing this Amendment No. 5 to amend and supplement Mr. Low's previously filed Schedule 13D, as heretofore amended.

Item 4.  Purpose of Transaction.

         Attached hereto as Exhibit 99.4 is a copy of the letter from Mr. Low to the Issuer requesting, among other things, a copy of certain information related to the stockholders of the Issuer (the "Stockholders"), in connection with the possible solicitation by Mr. Low of consents of the Stockholders approving, among other things, the removal of the current board of directors of the Issuer and their replacement with a new slate of directors.

Item 7.  Material to be Filed as Exhibits.

         Exhibit  99.4 - Letter  from  Robert  E. Low to Issuer  dated  April 5,
2000.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 6, 2000



                                           /s/ Robert E. Low
                                          --------------------------------------
                                          (Signature)


                                          Robert E. Low
                                          --------------------------------------
                                          (Name and Title)


                                           /s/ Richard D. Hoedl
                                          --------------------------------------
                                          (Signature)


                                          Richard D. Hoedl
                                          --------------------------------------
                                          (Name and Title)


                                           /s/ C. Stephan Wutke
                                          --------------------------------------
                                          (Signature)


                                          C. Stephan Wutke
                                          --------------------------------------
                                          (Name and Title)